AMENDMENT TO INVESTMENT MANAGEMENT AGREEMENT

THIS AMENDMENT TO THE INVESTMENT MANAGEMENT AGREEMENT (" the Amendment " ) is made this 23rd day of February, 2021 by an d bet ween The Prudential Insurance Company of America ( "Prudential" ), a mutual life insurance company organized under the laws of New Jersey, and The Prudential Variable Contract Real Property Partnership (the "Partnership" ), a general partnership organized under the laws of New Jersey.

WHEREAS, Prudential and the Partnership are parties to an Investment Management Agreement dated April 29, 1988 , ("Agreement") in which the Partnership was established to provide a means for investing and reinvesting the assets allocated to real estate investment options under the variable life and variable annuity contracts issued by Prudential and under such contracts issued by affiliated life insurance companies; and

WHEREAS, Prudential and the Partnership mutually seek to amend the calculation of the management fee Prudential receives for performance of its service as investment manager of the Partnership.

NOW, THEREFORE, Article 1 of the Agreement is removed in its entirety and replaced as follows:

l. Prudential shall act as the investment manager of the Partnership for a daily investment management fee equal to an aggregate 1.25 % per year of the average daily gross assets of the Partnership, excluding any cash position held in the separate accounts. The Partnership shall also bear all of its actual operating expenses. The Partnership acknowledges that Prudential engages in real estate investment activities on its own behalf and manages other real estate investment portfolios for separate accounts, subsidiaries, real estate investment trusts , limited partnerships, and other entities, and further acknowledges that such activities may be in competition with the Partnership for the acquisition and disposition of investments and the time and services of Prudential's employees.

Except to the extent modified by this Amendment, the remaining provisions of the Agreement shall remain in full force and effect. In the event of a conflict between the provisions of the Agreement and those of this Amendment, this Agreement shall control.

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

Lexi Woolf Investment Vice President

THE PRUDENTIAL VARIABLE CONTRACT REAL PROPERTY PARTNERSHIP
BY: PRUCO LIFE INSURANCE COMPANY
(A General Partner)

Greg L. Steffe Vice President